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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of December, 2001

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
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                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                         Form 20-F   X          Form 40-F
                                    ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                              Yes:                 No:  X
                                   ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            API ELECTRONICS GROUP INC.
                                            (Formerly Investorlinks.com Inc.)

Date:    December 18, 2001                  By: /s/ Jason DeZwirek
         ------------------                     ------------------
                                                Jason DeZwirek, Chairman of the
                                                Board, Executive V.P.,
                                                Secretary and Director

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API ELECTRONICS SEES 50% INCREASE IN DEMAND FOR SUPPRESSORS; LANDS KEY CONTRACTS
VALUED AT OVER $600,000

NEW YORK, December 17, 2001 - API Electronics Group [OTCBB:APIEF] today announced that the company has been awarded two contracts worth more than $600,000. Under the terms of the agreements, API will custom-manufacture and deliver suppressors to a leading manufacturer of specialized electronic components for the aerospace and defense industry. These API suppressors are a key component in relays being manufactured by the company, for use in military equipment. The company's name cannot be disclosed due to client confidentiality requirements.

The aerospace industry has come to rely on API for its custom-made suppressors because they are small and extremely flexible, allowing for an easy fit into relays used in fighter aircraft and other airplanes.

"These latest orders provide further confirmation that our product is the best on the market," says Jason DeZwirek, Chairman and CEO of API Electronics. "Demand for our suppressors has increased by 50%, and more and more relay manufacturers are turning to API while phasing out our competitors in this space."

API also manufactures timing circuits for relays. Company executives expect this side of the business to grow at a similar pace in the months ahead. Executives also expect demand for electronic components to increase as activity increases on the military front. The Government Electronics and Information Technology Association estimates that the electronics content of Department of Defense procurement will rise from $26 billion in the current fiscal year to $35 billion in 2012.

"API is in a strong position to increase value for its shareholders, based on growing demand from the military and the private sector," says DeZwirek.

Last week, API announced it had shipped its largest order ever to the U.S. Military Electronics Supply Center. The government ordered more than 100 hybrid micro-electronic circuits for an unidentified military application. API is the sole manufacturer of many electronic components vital to the reliable performance of high-value military assets, such as fighter jets, heavy bombers and battle tanks.

ABOUT API ELECTRONICS:

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing these top of the line components for military, aerospace and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of-the-art 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.

                                     - 30 -
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MEDIA RELATIONS CONTACT:                   INVESTOR RELATIONS CONTACT:
Primoris Group                             Primoris Group
Corporate Communications                   Investor Relations
Tel: 1-877-API-0-API (274-0274)            Tel: 1-877-API-0-API (274-0274)
api@primorisgroup.com                      api@primorisgroup.com
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This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.